TC 6/24

Act 6/21/2002

02022760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
JUN 1 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Barnard Jacobs Mellet (USA), L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUL 02 2002
THOMSON
FINANCIAL

780 Third Avenue - 31st Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Jacobs — (212) 980-3288
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Kevin G. Jacobs affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Barnard Jacobs Mellet (USA), L.L.C. for the year ended March 31, 2002, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	5/28/02 Date

Chief Executive Officer
Title

Subscribed and sworn to before me
on this 28th day of May, 2002

Commissioner of Oaths

NONHLANHLA CONSTANCE MHLUZI
COMMISSIONER OF OATHS
P.O. BOX 62200
MARSHALLTOWN 2107
SOUTH AFRICA
(011) 283-0300

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Members of
Barnard Jacobs Mellet (USA), L.L.C.

We have audited the accompanying statement of financial condition of Barnard Jacobs Mellet (USA), L.L.C. (the "Company) as of March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Barnard Jacobs Mellet (USA), L.L.C. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 1, 2002

BARNARD JACOBS MELLET (USA), L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$4,462,530
DEPOSIT WITH CLEARING ORGANIZATION	108,161
RECEIVABLE FROM BROKER/DEALER	563,363
SECURITIES OWNED	140,640
FURNITURE AND EQUIPMENT - At cost, net of accumulated depreciation of $156,162	112,181
INTANGIBLE ASSET - Net of accumulated amortization of $166,864	20,911
NOTE RECEIVABLE FROM AFFILIATE	1,621,125
OTHER ASSETS	263,485
TOTAL ASSETS	$7,292,396
LIABILITIES AND MEMBERS' EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 311,822
PAYABLE TO AFFILIATE	545,832
SECURITIES SOLD, NOT YET PURCHASED	143,862
TOTAL LIABILITIES	1,001,516
MEMBERS' EQUITY	6,290,880
TOTAL LIABILITIES AND MEMBERS' EQUITY	$7,292,396

See notes to statement of financial condition.

BARNARD JACOBS MELLET (USA), L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2002

1. ORGANIZATION

Barnard Jacobs Mellet (USA), L.L.C. (the "Company"), is a limited liability company organized pursuant to the New York Limited Liability Company Law. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates its revenues principally by providing brokerage services to institutional and individual investors primarily related to the stock market of South Africa as well as proprietary trading activities. As a result, the Company's revenues vary based on the performance of those financial markets.

Barnard Jacobs Mellet Holdings, Limited ("BJMH"), a South African investment holding company that is listed on the Johannesburg Stock Exchange, owns a 99% interest in the Company. The remaining 1% interest is owned by Garden View Nominees (Pty) Limited, a South African Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company maintains its accounts and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of the Statement of Financial Condition - The preparation of the statement of financial condition in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits and money market investments with original maturities of three months or less.

Securities Transactions - The Company has a clearing agreement with BNY Clearing Services LLC ("BNY"), whereby BNY clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of BNY. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

Furniture and Equipment - Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of ten years for furniture and five years for equipment.

Securities Owned and Securities Sold, Not Yet Purchased - Securities owned at market value and securities sold, not yet purchased are recorded on a trade date basis at fair value. The fair value of securities positions are generally based on quoted market prices.

Fair Value of Financial Instruments - Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Recently Issued Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125. These provisions relate primarily to the accounting and disclosures for collateral received or pledged in secured borrowing transactions. On April 1, 2001, the Company adopted the provisions of this statement. These provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. The adoption of the new provisions had no impact on the Company's statement of financial condition as of March 31, 2002.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No.142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. SFAS No. 142 will require that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The test is required to be completed within six months of the date of adoption. If an indication of impairment exists, quantification of the impairment is required to be completed as soon as possible, but no later than the end of the year. The Company is currently assessing the impact of adopting this standard.

In August 2001, the FASB released SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to Be Disposed of* and the accounting and reporting provisions of Accounting Principles Board Opinion No.30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of the business as previously defined in that opinion. This Statement also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is in the process of adopting the provisions of SFAS No. 144 which will be effective on the first day of its fiscal year 2002. The adoption of SFAS No. 144 will not have a material impact on the financial condition and results of operations of the Company.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading securities at market value, as follows:

	Securities Owned	Sold, Not Yet Purchased
U.S. bonds	$ 35,338	$ -
U.S. equities	77,199	61,707
Foreign bonds	28,103	-
Foreign equities	-	82,155
Total	$ 140,640	$ 143,862

4. INTANGIBLE ASSET

Intangible asset represents the excess of the purchase price over the book value of the net assets acquired, resulting from the purchase of a 99% interest in the Company by BJMH in 1997. The intangible asset has been accounted for using the push-down accounting method which requires BJMH to push down the intangible asset to the Company based on the substantial ownership percentage acquired. The intangible asset is being amortized on a straight-line basis over five years and will be fully amortized in October 2002.

5. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with their clearing organization, BNY. The deposit is in a BNY money market account and bears a variable interest rate. At March 31, 2002, the rate was 1.00%.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At March 31, 2002, the Company had net capital of $4,132,651 which was $4,032,651 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.

7. INCOME TAXES

The Company is considered a Partnership for federal and state income tax purposes, and is therefore not subject to federal and state income taxes, as its members are individually responsible for the taxes on their allocable portion of the Company's income. The Company is, however, subject to the New York City unincorporated business tax.

8. COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable operating leases for equipment and office space, which expire in November, 2005. The future minimum annual rental payments required under these leases are as follows:

Fiscal Year Ending	
2003	$ 275,196
2004	275,196
2005	286,861
2006	202,192
Total	$ 1,039,445

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending agains the Company that could have a material adverse effect on the Company's financial condition.

9. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

The Company is engaged in various types of brokerage activities servicing a diverse group of institutional and individual investors. Customer securities transactions are cleared through BNY on a fully disclosed basis. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and BNY provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from BNY on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and counterparty with which it conducts business.

Certain assets and liabilities of the Company are denominated in foreign currencies, primarily the South African Rand. Such assets and liabilities are subject to market risk due to movements in foreign exchange rates.

10. RELATED PARTY TRANSACTIONS

On January 31, 2000, the Company loaned Barnard Jacobs Mellet (Mauritius) Ltd., an affiliate company, $1,621,125 in exchange for a note receivable. The note receivable is payable on demand and bears a variable interest rate linked to the monthly call deposit rate of the Company's investment in the Cortland General Money Market Fund held at BNY. At March 31, 2002, the interest rate was 1.00 %. The Company's interest receivable related to this loan was approximately $39,338 at March 31, 2002. The Company additionally has a payable to Barnard Jacobs Mellet (Mauritius) Ltd in the amount of $545,832, due and payable on demand.

The Company pays research fees to Barnard Jacobs Mellet Securities Pty Ltd.

The Chief Executive Officer and resident Principal of the Company is an Executive Director of BJMH.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

May 1, 2002

To the Members of
Barnard Jacobs Mellet (USA), L.L.C.

Dear Sirs:

In planning and performing our audit of the financial statements of Barnard Jacobs Mellet (USA), L.L.C. (the "Company") for the year ended March 31, 2002 (on which we issued our report dated May 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the

risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

BARNARD JACOBS MELLET (USA), L.L.C.
(SEC I.D. No. 8-48591)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.